Dennis Brovarone
ATTORNEY AND COUNSELOR AT LAW
18 Mountain Laurel Drive
Littleton, CO 80127
Phone 303 466 4092 / Fax 303 466 4826
Email:  dbrovarone@aol.com

BY EDGAR

March 2, 2012

Ajay Koduri, Attorney-Advisor
Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission

Re:	ChineseInvestors.Com, Inc. Form S-1 Filed February 29, 2012

Dear Mr. Koduri and Ms Krebs:

This correspondence responds to the staff comments dated February 17, 2012.  This response letter is being transmitted via EDGAR on this date.

The following reproduces each of the staff’s comments followed by our supplemental response.

General

1.
We note your response to comment 2 from our letter dated January 23, 2012 and your explanation that a trading market in your common stock began on January 31, 2012 with the quotation of your common stock on the OTCBB under the ticker symbol CIIX. However, you initially filed your registration statement on December 21, 2011 before there was a trading market in your shares. Because there was no trading market at the time of filing your registration statement, the price of your common stock was not determinable; and, per section 2 the Investment Agreement, the price of the shares sold to Kodiak was not determinable. Further, because the price of the shares to Kodiak was not determinable at the time of filing your registration statement, we do not believe you "completed" the private transaction contemplated by the Investment Agreement prior to the filing of the registration statement. Please refer to our Division's Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.13 which can be found on the internet at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm  Therefore, please withdraw the current registration statement and, if you intend to register Kodiak's shares for resale, file a new registration statement.

RESPONSE:  The Company withdrew the previous registration statement on February 21, 2012.

2.           You disclose that you are registering an indeterminate number of shares. If you intend to file a new registration statement for the resale of Kodiak's shares, please note that you must register a good-faith estimate of the number of shares you may issue to Kodiak and register that amount for resale. If the number of registered shares is less than the actual number you would like to issue, you must file a new registration statement to register the additional shares, assuming Kodiak desires to sell those additional shares. Furthermore, the selling security holder information in the registration statement, at the time of effectiveness, must include the total number of shares of common stock that Kodiak intends to sell, regardless of any contractual or other restriction on the number of securities as it may own at any point in time. For guidance, please refer to Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.10.

RESPONSE:  In the new registration statement filed on February 29, 2012, the Company registers 2,000,000 shares for resale by Kodiak.

3.           If you intend to file a new registration statement to register Kodiak's shares for resale, please disclose the number of shares that you are registering as compared to the total number of shares held by non-affiliates.

RESPONSE:   The Company has revised the selling securities holder information to disclose the number of shares held by Kodiak before and after the offering and that Kodiak intends to sell all of the shares.  The Company has also revised the securities ownership of management to disclose their percentage ownership before and after the offering assuming all 2,000,000 shares are issued.

4.           We note you filed a Form 8-K on February 13, 2012 regarding an acquisition of a New Zealand based corporation. With a view towards meeting your disclosure obligations under Form S-1 (if you intend to file a new registration statement) as well as under Items 2.01 and 9.01 of Form 8-K, please tell us more about this acquisition. For example, tell us what assets were acquired, the parties involved and the total purchase price paid. Tell us whether the New Zealand corporation is an operating business and if so, please provide us the amount of its total assets and net income (loss) as of the most recently completed fiscal year- end.

RESPONSE:  The Company filed an Amended 8-K on February 29, 2012.  The amendment changed the Item number to 8.01 Other Information to disclose the Company had formed a wholly owned subsidiary in anticipation of business development in New Zealand and that subsidiary at this time has no assets or operations.

The Company requests that the staff review the New S-1 registration statement and will not file a request for acceleration of the effectiveness of the registration statement until such review has been completed.

Sincerely,

/s/ Dennis Brovarone
Legal Counsel